BofA Securities Europe SA

Form SBSE-A

Amendment - SBSE-A/A

March 27, 2024

The following changes were made in this Amendment:

Changes to Principals

Fiona Frick – Added as Director

Thomas Dunne Woods– Added as Director

Changes to Schedule B, Section II Item 13B

VIRTU EUROPE TRADING LIMITED – Name changed from Virtu ITG Europe Trading Limited in Execute or Trade section

LONDON STOCK EXCHANGE GROUP PLC – Terminated from Custody, Clear, or Settle section